U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING


      [X] Form 10-K or Form 10-KSB  [ ] Form 20-F [ ]  Form 11-K
      [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

            For Period Ended: September 30, 1995

            [ ] Transition Report on Form 10-K or Form 10-KSB
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q or Form 10-QSB
            [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:.............


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information

                       Datamarine International, Inc.
           (Exact name of registrant as specified in its charter)

                    53 Portside Drive, Pocasset, MA 02559
                   (Address of Principal executive offices)


Part II-Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or
                Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [X] (c) The accountants statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

      The outside auditors require additional time to consider all reporting issues before issuing their report.


Part IV-Other Information

      (1) Name and telephone number of person to contact in regard to this notification.
            Jan Kallshian      (206)771-2182

      (2)   Have all other periodic reports required       [X] Yes  [ ] No
            under Section 13 or 15(d) of the
            Securities Exchange Act of 1934 or
            Section 30 of the Investment Company
            Act of 1940 during the preceding 12
            months or for such shorter period that
            the registrant was required to file such report(s) been filed? If answer is no identify report(s).

      (3)   Is it anticipated that any significant         [ ] Yes  [X] No
            change in results of operation from
            the corresponding period for the last
            fiscal year will be reflected by the
            earnings statements to be included in
            the subject report or portion thereof?

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Datamarine International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date: December 29, 1995 /s/ DAVID C. THOMPSON, Principal Financial and Accounting Officer



                           Exhibit to Form 12b-25


The audit of the consolidated financial statements of Datamarine International, Inc. and subsidiaries as of and for the year ended September 30, 1995 is presently in-process and will not be completed to meet the Form 10K filing deadline of December 29, 1995. Coopers & Lybrand L.L.P. will work with the management of the Company to complete the audit and file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

Seattle, Washington                  /s/ COOPERS & LYBRAND L.L.P.
December 22, 1995